Keefe, Bruyette & Woods, Inc.

787 Seventh Avenue, 4th Floor

New York, New York 10019

February 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc.
Registration Statement on Form S-1
File No. 333-2014-38

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Avenue Financial Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:15 p.m., Eastern Standard Time, on Monday, February 9, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,050 copies of the Preliminary Prospectus dated January 30, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Michael Garea
Name:	Michael Garea
Title:	Director, Capital Markets